Exhibit 99.1

Psyence Biomedical Ltd.

(Formerly the carve-out of Psyence Biomed Corp.)

Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2024 and 2023

Expressed in United States Dollars

(USD $)

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2024 and March 31, 2024

		As at	As at
		September 30,	March 31,
	Note	2024	2024
USD $	(1)	(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	5	1,932,519	733,188
Restricted cash	5	29,611	29,611
Other receivables		125,080	41,747
Prepaids		156,162	322,126
Total current assets		2,243,372	1,126,672
Non-current assets
Equipment	6	10,126	5,487
TOTAL ASSETS		2,253,498	1,132,159
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	858,558	755,202
Convertible note liability	8	48,281	7,657,397
Derivative warrant liabilities	9	149,184	901,608
Due to NCAC Sponsor	10	1,252,864	1,474,256
Due to Psyence Group Inc	10	1,199,717	1,316,236
TOTAL LIABILITIES		3,508,604	12,104,699
EQUITY
Share Capital	12	52,940,688	46,125,397
Accumulated Deficit		(54,498,339)	(57,458,994)
Warrant Reserve	9	42,528	—
Reserves		260,017	361,057
NET DEFICIT		(1,255,106)	(10,972,540)
TOTAL LIABILITIES AND NET DEFICIT		2,253,498	1,132,159

Going concern (Note 1)

Subsequent events (Note 18)

Approved on behalf of Board of Directors

“Dr. Neil Maresky”	“Jody Aufrichtig”
Chief Executive Officer and Director	Executive Chairman and Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

2

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For three and six months ended September 30, 2024 and 2023

			Three months ending		Six months ending
		Three months ending	September 30, 2023	Six months ending	September 30, 2023
	Note	September 30, 2024	(Carve-out)	September 30, 2024	(Carve-out)
USD $	(1)	(Consolidated)	(Restated Note 3)	(Consolidated)	(Restated Note 3)
Expenses
Sales and marketing		273,768	1,097	320,708	2,122
Research and development		265,626	(8,539)	265,626	791,439
General and administrative		243,044	(16,123)	536,140	85,569
Professional and consulting fees		373,664	199,730	808,872	584,427
Loss before other items		(1,156,102)	(176,165)	(1,931,346)	(1,463,557)
Other items
Depreciation	7	(1,016)	—	(1,789)	—
Interest expense	13	(3,715)	(27,936)	(3,715)	(27,423)
Foreign exchange gain/(loss)		1,661	(105,581)	1,786	(115,434)
Fair value gain on convertible note	8	1,585,739	—	4,437,063	—
Fair value gain on warrant liability	9	1,678	—	745,428	—
Fair value loss on promissory notes	10	(101,708)	—	(101,708)	—
Fair value loss on warrant exchange	12	(185,064)	—	(185,064)	—
NET GAIN/(LOSS)		141,473	(309,682)	2,960,655	(1,606,414)
Other comprehensive income/(loss)
Foreign exchange (loss)/gain on translation		(99,628)	2,776	(101,040)	5,551
TOTAL COMPREHENSIVE GAIN/(LOSS)		41,845	(306,906)	2,859,615	(1,600,863)
Profit/(Loss) per share
– basic		0.52	—	12.84	—
– diluted		0.51	—	12.83	—
WANOS:
– basic		276,734	—	230,706	—
– diluted		276,806	—	230,742	—

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

3

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Changes in Shareholder Equity

For the six months ended September 30, 2024 and 2023

							Total
		Number of		Warrant			shareholders’
USD $	Note	shares	Share capital	reserve	Reserves	Deficit	equity (deficit)

Opening balance as at April 1, 2023		—	5,934,141	—	165,360	(6,299,946)	(200,445)
Psyence Group Inc contribution		—	818,637	—	—	—	818,637
Net loss for the period		—	—	—	—	(1,606,414)	(1,606,414)
Other comprehensive loss		—	—	—	5,551	—	5,551
Balance, September 30, 2023		—	6,752,778	—	170,911	(7,906,360)	(982,671)

Opening balance as at April 1, 2024		178,542	46,125,397	—	361,057	(57,458,994)	(10,972,540)
Issuance of shares to third party advisors	12	4,667	241,379	—	—	—	241,379
Issuance of shares for convertible note	12	153,093	4,129,524	—	—	—	4,129,524
Issuance of shares for ELOC	12	189,928	1,721,636	—	—	—	1,721,636
Issuance of shares for warrant exchange	12	8,800	192,060	—	—	—	192,060
Issuance of shares for promissory notes	10	70,759	530,692	—	—	—	530,692
Issuance of warrants	8	—	—	42,528	—	—	42,528
Net profit for the period		—	—	—	—	2,960,655	2,960,655
Other comprehensive income		—	—	—	(101,040)	—	(101,040)
Balance, September 30, 2024		605,789	52,940,688	42,528	260,017	(54,498,339)	(1,255,106)

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

4

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended September 30, 2024 and September 30, 2023

			Six months ending
		Six months ending	September 30, 2023
		September 30, 2024	(Carve-out)
	Note	(Consolidated)	(Restated Note 3)

Net income/(loss)		2,960,655	(1,606,414)
Non-cash adjustment:
Fair value gain on convertible note	8	(4,437,063)	—
Fair value gain on derivative warrant	9	(745,428)	—
Fair value loss on promissory notes	10	101,708	—
Fair value loss on warrant exchange	12	185,064	—

Share based compensation	12,15	241,379	(40,700)
Depreciation	6	1,789	—
Foreign exchange		(9,969)	5,521

Changes in working capital:
Other receivables		(83,333)	130,582
Prepaids		165,965	61,531
Accounts payable and accrued liabilities	7	103,356	(138,657)
Cash used in operating activities		(1,515,877)	(1,588,137)

Additions to equipment	6	(6,428)	—
Cash used for investing activities		(6,428)	—

Proceeds received from convertible note	8	1,000,000	—
Payment received from share issuances	11	1,721,636	—
Proceeds received from Psyence Group Inc		—	144,405
Proceeds from loan	13	—	714,932
Cash provided from financing activities		2,721,636	859,337

Change in cash and cash equivalents		1,199,331	(728,800)
Cash and cash equivalents, beginning of period		733,188	1,334,280
Cash and cash equivalents, end of period		1,932,519	605,480

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

5

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Notes to the Condensed Consolidated Interim Financial Statements

1. Nature of operations and going concern

Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context (the “Clinical Trials”).

The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

The Company listed on the NASDAQ exchange on January 25, 2024 (“listing”).

These Unaudited Condensed Consolidated Interim Financial Statements (the “Financial Statements”) provide historical financial information of PBM, reflecting PBM as if it had been historically operating the Clinical Trials conducted by Psyence Group Inc. (“PGI”) prior to the listing of PBM. The Financial Statements are carve out statements up to the date of listing of PBM.

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1. As a result of the common share consolidation, figures in notes 9, 10, 11, 12 and 18 have been revised to reflect this consolidation.

Going concern

These Financial Statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue operations depends on its ability to secure additional financing. There is uncertainty regarding the availability of financing at acceptable terms, which could impact the Company’s ability to continue operating. These conditions indicate a material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern.

These Financial Statements do not reflect the adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to realize its assets and settle its liabilities as a in the normal course of operations. Such adjustments could be significant.

2. Basis of presentation

Statement of compliance

These Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted and these Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended March 31, 2024. These Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements.

The Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue on January 21, 2024 by the directors of the Company.

6

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Consolidated Statements of Financial Position

The Consolidated Statements of Financial Position include the assets and liabilities that are the Clinical Trial related assets and liabilities, which have been determined in the following manner:

●	Cash is comprised of cash and cash equivalents which the Company utilizes for working capital purposes.
●	Restricted cash comprises a guaranteed investment certificate which is held as collateral for a credit lending agreement.
●	Other receivables are comprised of sales tax receivable from the Canadian Revenue Agency and the Australian Taxation Office.
●	Prepaids consists of D&O insurance fees prepaid.
●	Accounts payable and accrued liabilities consist of audit, consulting fees and legal fees related to the Company and its Clinical Trials.

Consolidated Statements of Net Loss and Comprehensive Loss

●	The Consolidated Statements of Net Loss and Comprehensive Loss include operating expenses that are related to the Company and its Clinical Trials.

The comparative Condensed Consolidated Interim Financial Statements for the three and six months were presented on a carve out basis (“Carve-out Financial Statements”).

The Carve-out Financial Statements have been prepared on a carve-out basis from the PGI consolidated financial statements for the purpose of presenting the historical financial position, financial performance and cash flows of the Company on a stand-alone basis. The accounting policies applied in the Carve-out Financial Statements are, to the extent applicable, consistent with accounting policies applied in the PGI consolidated financial statements, and as a result, reflect the carrying amounts that are included in PGI’s consolidated financial statements.

In determining the perimeter of the Carve-out Financial Statements, the activities related to the Company’s clinical trials were considered to include the operations of Psyence Biomed Corp. and Psyence Australia (Pty) Ltd carried out through PGI directly as well as through legal entities of PGI as detailed above.

The Company believes the allocation assumptions applied in the Carve-out Financial Statements to be a reasonable reflection of the utilization of services provided by PGI. However, different allocation assumptions could have resulted in different outcomes. The allocations are therefore not necessarily representative of the financial position, financial performance or cash flows that would have been reported if PBM operated on its own or as an entity independent from PGI during the periods presented.

The Company believes the basis of preparation described above results in the Carve-out Financial Statements reflecting the assets and liabilities associated with PBM and reflects costs associated with the functions that would be necessary to operate independently.

Basis of consolidation

These Condensed Consolidated Interim Financial Statement incorporate the accounts of PBM and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

7

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

The subsidiaries of PBM as at September 30, 2024 and March 31, 2024 for the purpose of these Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

The financial results of subsidiaries in financial period ended September 30, 2023 were presented on a carve out basis.

Functional and presentation currency

These Financial Statements are presented in United States Dollars (“USD $”), which is also PBM’s functional currency. The Company’s functional currency before the listing on the NASDAQ was Canadian Dollars. The USD $ represents the currency of the Company’s funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency. See change in accounting policy in Note 3 for further details on the change in the Company’s presentation currency.

3. Material accounting policies

These Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent Annual audited Consolidated Financial Statements.

Change in accounting policy

Upon NASDAQ listing the Corporation decided to change the presentation currency of its consolidated financial statements from Canadian Dollars to United States Dollars.

The Board of Directors believe that US Dollar financial reporting provides more relevant presentation of the Corporation’s financial position, funding and treasury functions, financial performance and cash flows.

A change in presentation currency represents a change in accounting policy in terms of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, requiring the restatement of comparative information.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from CDN$ to US$.

The average and closing rates used in translating the historical financial information from CDN$ to US$ for the various periods were as follows:

The closing rate used as at March 31, 2023 was $0.7389.

The average rate used for the three month period ended September 30, 2023 was $0.7455 and for the six month period ended September 30, 2023 was $0.7451.

8

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below:

	March 31,		March 31,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
EQUITY
Net equity	(271,275)	70,830	(200,445)
NET DEFICIT	(271,275)	70,830	(200,445)

	September 30,		September 30,
	2023	Foreign	2023
Change in presentation currency	Reported CAD	Currency	Restated USD
Six months ended	$	Translation	$
Expenses
Sales and marketing	2,847	(725)	2,122
Research and development	1,062,212	(270,773)	791,439
General and administrative	114,845	(29,276)	85,569
Professional and consulting fees	784,375	(199,948)	584,427
Loss before other items	(1,964,279)	(500,722)	(1,463,557)
Other items
Interest expense	36,805	(9,382)	27,423
Foreign exchange loss	154,927	(39,493)	115,434
NET LOSS	(2,156,011)	(549,597)	(1,606,414)

	September 30,		September 30,
	2023	Foreign	2023
Change in presentation currency	Reported CAD	Currency	Restated USD
Three months ended	$	Translation	$
Expenses
Sales and marketing	1,471	(374)	1,097
Research and development	(11,454)	2,915	(8,539)
General and administrative	(21,627)	5,504	(16,123)
Professional and consulting fees	267,918	(68,188)	199,730
Loss before other items	(236,308)	(60,143)	(176,165)
Other items
Interest expense	37,474	(9,538)	27,936
Foreign exchange loss	141,626	(36,045)	105,581
NET LOSS	(415,408)	(105,726)	(309,682)

9

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

	September 30,		September 30,
	2023	Foreign	2023
	Reported CAD	Currency	Restated USD
Change in presentation currency	$	Translation	$
Net loss	(2,156,012)	549,598	(1,606,414)
Non-cash adjustment:
Share based compensation	(54,625)	13,925	(40,700)
Foreign exchange	—	5,521	5,521

Changes in working capital:
Other receivables	176,750	(46,168)	130,582
Prepaids	83,294	(21,763)	61,531
Accounts payable and accrued liabilities	(189,904)	51,247	(138,657)
Cash used in operating activities	(2,140,497)	(552,360)	(1,588,137)

Proceeds received from Psyence Group Inc	193,810	(49,405)	144,405
Proceeds received from loan	959,530	(244,598)	714,932
Cash provided from financing activities	1,153,340	(294,003)	859,337

Change in cash and cash equivalents	(987,157)	258,357	(728,800)
Cash and cash equivalents, start of period	1,805,766	(471,486)	1,334,280
Cash and cash equivalents, end of period	818,609	(213,129)	605,480

Classification of Liabilities as Current or Non-Current and Non-Current Liabilities with Covenants (Amendments to IAS 1)

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements which were incorporated into Part I of the CPA Canada Handbook – Accounting in April 2020 and December 2022, respectively.

The amendments clarify the requirements for classifying liabilities as either current or non-current by clarifying:

●	Liabilities are classified as either current or non-current depending on the existence at the end of the reporting period of a right to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that only covenants that an entity must comply with on or before the reporting date would affect a liability’s classification as current or non-current, even if compliance with the covenant is only assessed after the entity’s reporting date. Classification is unaffected by the likelihood that an entity will settle the liability within 12 months after the reporting date; and
●	How an entity classifies debt an entity may settle by converting it into equity. Additionally, the amendments added new disclosure requirements for situations where a liability is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months after the reporting date. The disclosure should enable users of financial statements to understand the risk that the liability classified as non-current could become repayable within 12 months after the reporting period.

Both the January 2020 and October 2022 amendments are effective for annual reporting periods beginning on or after January 1, 2024. The amendments are to be applied retrospectively. Earlier application is permitted. The amendments have been adopted and resulted in no material impact to the Condensed Consolidated Interim Financial Statements.

10

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

4. Critical accounting estimates and judgements

These Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements.

5. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	September 30,	March 31,
	2024	2024
Unrestricted cash held with chartered banks	1,932,519	733,188
Restricted cash	29,611	29,611
Total	1,962,130	762,799

●	unrestricted cash held with chartered banks and
●	the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $40,000 in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the statements of financial position.

6. Equipment

Computer
equipment
Cost
Opening balance	—
Additions	5,727
At March 31, 2024	5,727
Additions	6,428
At September 30, 2024	12,155

Accumulated Depreciation
Opening balance	—
Charge for the period	(240)
At March 31, 2024	(240)
Charge for the period	(1,789)
At September 30, 2024	(2,029)

Carrying Value
At March 31, 2024	5,487
At September 30, 2024	10,126

11

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

7. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	September 30,	March 31,
	2024	2024
Trade payables	805,613	562,352
Accrued liabilities	12,019	125,951
Provisions	40,926	66,899
Total	858,558	755,202

Included in trade payables is an amount of $93,750 of share settled share issuance costs not yet settled. Refer Note 12.

8. Convertible note liability

During the prior fiscal year, the Company entered into a securities purchase agreement with Harraden Circle Investments, LLC (“Investor”), relating to up to four senior secured convertible notes, obligations under which are guaranteed by certain assets of the Company. Issuable to the Investors for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts (the “Convertible Note Financing”).

The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on listing, in exchange for an aggregate of $2,500,000 in financing. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price. The maturity date of the First Tranche Notes is January 25, 2027.

The Second Tranche Notes, for an aggregate of $1,000,000 principal, were delivered by the Company to the Investors, in exchange for an aggregate of $1,250,000 in financing. On the original issuance date of the Second Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the Second Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price. The maturity date of the First Tranche Notes is May 31, 2027.

On August 20, 2024, the Company and the Investor signed an addendum to the securities purchase agreement, which requires the Investor to convert the outstanding notes into common shares as soon as possible, within the limits of the agreement. As part of the Addendum, the Investor received 13,333 common shares and 6,667 warrants with a two-year expiry, exercisable at $37.50 per share.

The First Tranche Note was fully converted into common shares as of September 30, 2024.

Second Tranche Note: $1,087,790 of the $1,250,000 principal was converted by September 30, 2024, leaving an outstanding principal balance of $162,210.

The Company has designated the entire instrument as an FVTPL instrument.

12

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Total proceeds received were $1,000,000. The fair value of the convertible notes was estimated using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions as of September 30, 2024.

Inputs
Share price	7.50
Conversion price	28.13
Note principal amount	185,976
Prepayment Amount	130%
Discount rate shares	3.63%
Discount rate cash	17.47%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	3.63%

The fair value was calculated to be $48,281 as of September 30, 2024. A fair value gain was recognized of $4,437,063 during the period end September 30, 2024 ($nil, September 30, 2023).

The fair value of the warrants granted was $42,528, which was calculated using the Black-Scholes pricing model with the following assumptions:

Warrant Inputs at
August 20, 2024
Share price	39.23
Expected dividend yield	Nil
Exercise price	37.50
Risk-free interest rate	3.93%
Expected life	2.00
Expected volatility	17.7%
Expiry date	August 20, 2026

9. Derivative warrant liabilities

The Company has two classes of warrants outstanding: Public Warrants and Private Warrants. As of April 1, 2024, there were 174,267 warrants issued and outstanding, consisting of 166,667 Public Warrants and 7,600 Private Warrants.

As at September 30, 2024, there were 165,467 warrants issued and outstanding, comprised of 157,867 Public Warrants and 7,600 Private Warrants. Each warrant is exercisable to purchase one common share at a price of $862.50 per share.

The Company completed a warrant exchange agreement with a third-party investor to purchase the Company’s common shares, at no par value per share. These warrants are currently trading on Nasdaq. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 8,800 Common Shares in exchange for the surrender and cancellation of 8,800 Public Warrants held by the Holder.

Each warrant is exercisable to purchase one common share at a price of $862.50 per share. Due to the cashless exercise feature included in the indenture of the warrants, the Company has classified these warrants as a liability measured at fair value through profit or loss, as they do not meet the “fixed-for-fixed” criteria under IAS 32 – Financial Instruments: Presentation.

Public Warrants: The fair value of the Public Warrants is determined based on the observable market price, as they continue to be traded on the Nasdaq under the symbol “PBMWW.” Changes in fair value during the six months ended September 30, 2024, have been recognized in the statement of net loss and comprehensive loss.

13

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

Private Warrants: The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, with changes in fair value recognized in the statement of net loss and comprehensive loss. The estimated fair value of the warrant liability is determined using Level 2 inputs. Inherent in a Black-Scholes pricing model are assumptions related to expected volatility of the Public Warrants, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on industry historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 2 fair value measurements at September 30, 2024:

Warrant Inputs at
September 30, 2024
Share price	7.50
Expected dividend yield	Nil
Exercise price	862.50
Risk-free interest rate	4.21%
Expected life	5.00
Expected volatility	59.98%
Expiry date	January 25, 2029

At September 30, 2024 the fair value of the Public and Private Warrants was $149,184 ($0.95/warrant) (September 30, 2023 - $nil) and $nil ($nil/warrant) (September 30, 2023 - $nil), respectively. A fair value gain of $745,428 was recognized on the statement of net loss and comprehensive loss.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Balance, April 1, 2024	166,667	$—	—	$—
Warrant exchange	(8,800)	862.50	7,600	862.50
Balance, September 30, 2024	157,867	$862.50	7,600	$862.50

There were 172,134 warrants outstanding and exercisable as at September 30, 2024, with an exercise price of $862.50 and expiry date of January 25, 2029.

10. Promissory Notes

At the beginning of the period, the Company had the following principal balances outstanding on its unsecured convertible promissory notes:

Psyence Group Inc. Note: $1,460,657

NCAC Note: $1,615,501

Both notes are designated as fair value through profit or loss (FVTPL) due to the embedded conversion features, as the conversion prices are not fixed.

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PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

NCAC Note: On September 30, 2024, the NCAC Note holder converted the entire outstanding principal balance of $1,615,501 into 43,080 common shares at a conversion price of $37.50 per share. There is a make whole provision which entitled the NCAC Note holders to a top-up in shares if the share price at January 15, 2025 was lower than the conversion price on September 30, 2024. The fair value of make whole provision of the NCAC Replacement Note is $1,252,864 as of September 30, 2024. This fair value was calculated using a Monte Carlo simulation model and the key inputs of this simulation are:

Inputs
Share price	$7.50
Note principal amount	$1,615,501
Original issuance price	$37.50
Original shares issued	43,080
Discount rate shares	4.69%
Volatility annual	170%
Volatility daily	10.71%
Risk free annual	4.69%

PGI Note: On September 30, 2024, PGI converted $1,037,960 into 27,679 common shares at a conversion price of $37.50 per share. Following this conversion, the remaining principal balance is $422,697. The fair value of the outstanding principal of the PGI Note is $394,752 as of September 30, 2024. There is a make whole provision which entitled the Psyence Group Note holders to a top-up in shares if the share price at January 15, 2025 was lower than the conversion price on September 30, 2024. The fair value of make whole provision of the Psyence Group Replacement Note is $804,965 as of September 30, 2024. This fair value was calculated using a Monte Carlo simulation model and the key inputs of this simulation are:

Inputs
Share price	$7.50
Note principal amount	$1,037,960
Original issuance price	$37.50
Original shares issued	27,679
Discount rate shares	4.69%
Volatility annual	170%
Volatility daily	10.71%
Risk free annual	4.69%

Fair Value Adjustments: During the six months ended September 30, 2024, a total fair value gain of $101,708 was recognized in relation to the promissory notes and their conversions. This includes the impact of the NCAC Note’s conversion and the partial conversion of the PGI Note.

The fair value of the notes was calculated using a credit adjusted market borrowing rate.

11. ELOC

On August 28, 2024, the Company entered into a $25 million equity line of credit (ELOC) agreement with White Lion Capital, LLC, which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $25 million in shares over a 24-month period, subject to specific conditions outlined in the Purchase Agreement.

As part of the consideration for entering into the ELOC, the Company issued 2,328 common shares to White Lion as a commitment fee. These shares were accounted for as share issuance costs in the Condensed Consolidated Interim Statement of Changes in Equity.

During the period the Company issued 187,600 common shares for total consideration of $1,891,030. Share issuance costs of $278,141 consisted of $187,500 (Refer Note 7, $93,750 not yet settled) share settled issuance costs and $90,641 cash settled share issuance costs.

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PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

12. Share capital

a) Authorized

The Company is authorized to issue an unlimited number of Common Shares, each without par value.

b) Issued and outstanding

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1. All common shares, warrants and value per share amounts have been updated to reflect the share consolidation.

As at September 30, 2024, there were 605,789 (March 31, 2024 – 178,542) issued and outstanding Common Shares.

The prior period equity is the net parent investment which represents the net financings that the Company received from Psyence Group to fund its operations through contributions to the clinical trials, cash extended to the Company’s subsidiaries and the net effect of cost allocations from transactions with Psyence Group, all of which did not require repayments.

	2024
Common shares	Number	Amount ($)
Opening balance April 1	178,542	46,125,397
Shares issued on conversion of convertible note	153,093	4,129,524
Shares issued for ELOC	189,928	1,999,777
Warrant exchange	8,800	192,060
Shares issued to third party advisors	4,667	241,379
Shares issued on conversion of promissory notes	70,759	530,692
Share issuance costs	—	(278,141)
Balance as at September 30,	605,789	52,940,688

Common shares

Conversion of convertible note liability

On May 15, 2024, a conversion notice was received for a principal amount of USD $70,000. This amount converted at a VWAP of $40.21 per share, resulting in the issuance of 1,741 shares.

On June 20, 2024, a conversion notice was received for a principal amount of USD $1,072,200. This converted at a VWAP of $40.21 per share, leading to the issuance of 26,667 shares.

Concurrently, the Company’s issued 1,157 shares on May 15, 2024, and 1,047 shares on June 20, 2024, to cover outstanding interest on the outstanding principal at a VWAP of $40.21 per share.

On August 20, 2024, a conversion notice was received for a principal amount of USD $161,786. This converted at a VWAP of $28.13 per share, leading to the issuance of 5,751 shares. Additionally, the Company signed an addendum with the holder of the convertible note liability, for 13,333 common shares, which requires the holder to convert the remaining outstanding principal amounts under the convertible note liability.

On September 4, 2024, a conversion notice was received for a principal amount of USD $675,180. This converted at a VWAP of $28.13 per share, leading to the issuance of 24,000 shares.

On September 6, 2024, a conversion notice was received for a principal amount of USD $375,100. This converted at a VWAP of $28.13 per share, leading to the issuance of 13,333 shares.

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PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

On September 10, 2024, a conversion notice was received for a principal amount of USD $600,160. This converted at a VWAP of $28.13 per share, leading to the issuance of 21,333 shares.

On September 19, 2024, a conversion notice was received for a principal amount of USD $1,258,364. This converted at a VWAP of $28.13 per share, leading to the issuance of 44,730 shares.

ELOC

On August 28, 2024, the Company entered into a $25 million equity line of credit (ELOC) agreement with White Lion Capital, LLC, which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $25 million in shares over a 24-month period, subject to specific conditions outlined in the Purchase Agreement.

As part of the consideration for entering into the ELOC, the Company issued 2,328 common shares to White Lion as a commitment fee.

Between August 30, 2024 and September 30, 2024, the Company issued 187,600 common shares for gross proceeds of $1,891,030, with an issuance share price range of $7.95 - $30.38.

The Company incurred cash settled share issuance costs of $92,179 and $93,750 share settled issuance costs relating to the ELOC.

Warrant exchange

In July, 2024, the Company completed a warrant exchange agreement with a third-party investor of warrants to purchase the Company’s common shares, no par value per share, which warrants are currently trading on Nasdaq. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 8,800 Common Shares in exchange for the surrender and cancellation of 8,800 Public Warrants held by the Holder.

The company recognised a fair value loss of $185,064 in the statement of net profit/(loss) and comprehensive profit/(loss).

Issuance of shares to third party advisors

In May and August 2024, the Company issued 4,667 common shares to various third party advisors in exchange for professional services.

Conversion of promissory notes

On September 30, 2024, the NCAC Note holder 43,080 common shares at a conversion price of $37.50 per share and the PGI Note holder converted 27,679 common shares at a conversion price of $37.50 per share.

c) Profit/loss per share

The calculation of basic and diluted profit/loss per share is based on the profit/loss for the period divided by the weighted average number of shares in circulation during the period. In calculating the diluted loss per share, potentially dilutive shares such as warrants have been included.

13. Loan

On August 21, 2023 the Company entered into a loan agreement via its Australian subsidiary Psyence Australia (Pty) Ltd (the “Borrower”), to borrow up to AUD $1,100,000 by way of a secured loan from RH Capital Finance Co., LLC. The Loan is secured by way of a General Security Agreement and company guarantee against the assets of the Borrower and the Company.

The loan was granted to the Borrower after it successfully registered its research and development activities with the Australian Federal Government. The Borrower benefits from the Australian Federal Government’s Research & Development tax incentive program, which

17

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

provides up to a 43.5% rebate on research and development expenses in Australia. The Loan bears interest at 16% per annum subject to a minimum interest chargeable period of 91 days and is repayable at the earlier of: (a) 21 business days after the notice of assessment (in respect of R&D refunds) is issued by the Australian Taxation Office to the Borrower for the financial year ended June 30, 2023 (b) an event of default and (c) 30 November 2023.

The loan with RH Capital Finance Co., LLC was repaid in full on October 5, 2023 when the Company received the research and development rebate from the Australian Taxation office, which was utilized to settle the loan payable.

$nil (September 30, 2023 - $27,423) in interest expense was incurred during the period ended September 30, 2024, on this loan. The loan and all outstanding interest was repaid.

14. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand.

To facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

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PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

15. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the periods ended September 30, 2024 and September 30, 2023:

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	September 30, 2024	September 30, 2023
Short term benefits	448,016	89,402
Total	448,016	89,402

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel.

16. Share based compensation

During the period ended September 30, 2024, $nil (September 30, 2023 ($40,700) was recognised for options and restricted stock units (“RSU’s”) granted by the Company under professional and consulting fees expenses and general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

This share-based compensation relates only to the historic carve out pre-combination period and does not relate to options or RSUs in the Company. No share options or RSUs have been issued by the Company post listing date.

17. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

●	Level 1 – quoted prices in active markets for identical financial instruments.
●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Derivative warrant liabilities – public warrants	149,184	—	—	149,184
Convertible notes	—	—	48,281	48,281
PGI promissory note	—	—	1,185,868	1,185,868
NCAC promissory note	—	—	1,252,864	1,252,864
Balance, September 30, 2024	149,184	—	2,487,013	2,636,197

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PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

There were no transfers in and out of level 3 during the period.

b) Risk management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management as well as monitoring. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt funding.

The following table set forth the maturity of the contractual obligations as at September 30, 2024 and after

	Carrying	Contractual	Less than 1	Between 1
	Amount	Cash Flows	year	and 3 years
Accounts payable & accrued liabilities	858,558	858,558	858,558	—
Convertible note liability	185,976	185,976	185,976	—
Due to Psyence Group	394,752	422,697	422,697	—
Total contractual obligations	1,439,286	1,467,231	1,467,231	—

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

As at September 30, 2024, a 10% fluctuation in foreign exchange rates would result in a $21,021 impact to net loss and comprehensive loss.

18. Subsequent Events

Subsequent to period end, the Company has received gross proceeds of $4,786,568 for the issuance of 1,557,035 common shares in relation to the ELOC.

20

PSYENCE BIOMEDICAL LTD.
Condensed Consolidated Interim Financial Statements (unaudited)

On October 25, 2024, for the PGI promissory note which had a remaining principal balance of $422,697 was converted into 11,272 common shares.

On October 28, 2024, the Company acquired 1,000 shares in Psyence Labs Ltd (Psy Labs) from PGI. PsyLabs is a private company headquartered in the BVI. PsyLabs is focused on the production of psychedelic active pharmaceutical ingredients and extracts. The Company issued 26,667 common shares at a price of $41.25 per share in exchange for the shares in Psy Labs. There was also a make whole provision which entitled PGI to a top-up in shares if the share price at January 15, 2025 was lower than the share price on October 28, 2024.

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1.

On November 27, 2024, the Company issued 182,323 warrants with a nominal exercise price and 151,010 common shares in full and final settlement of all provisions under the convertible note.

On December 9, 2024 the Company issued to PGI 594,771 common shares to settle the make whole entitlements under the promissory note and purchase of shares in Psy Labs from PGI.

On December 9, 2024 the Company issued 373,555 common shares to settle the make whole entitlements under the NCAC promissory note.

On December 24, 2024 the Company entered into a private placement agreement with HC Wainwright. The Company received $2 million in gross proceeds for the issuance of 380,000 common shares and 620,000 pre-funded warrants with a nominal exercise price. In connection with the private placement, the Company issued 2,000,000 warrants with a $2 exercise price and 75,000 warrants with a $2.50 exercise price.

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